UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 59)*

Keystone Consolidated Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

493422 30 7
(CUSIP Number)

BOBBY D. O’BRIEN
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2013
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,937,982
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,937,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,937,982
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,951,439
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,951,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 59
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (the “Company”).  Items 4 and 6 of this Statement are hereby amended or supplemented as set forth below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended or supplemented as set forth below.

On May 10, 2013, Contran Corporation (“Contran”) announced that it intends to take action under Section 253 of the Delaware General Corporation Law (“DGCL”) and complete a short-form merger of the Company with KYCN Acquisition Corporation, a wholly owned subsidiary of Contran (“Merger Sub”), newly incorporated for the sole purpose of completing such merger.   Following the merger, the Company, as the survivor, would become a wholly owned subsidiary of Contran.  Contran currently owns 90.4% of Keystone’s outstanding common stock, par value $0.01 per share, more than the 90% threshold required for Contran to take such action under DGCL.  As a result of the merger, each Share not owned by Contran or Merger Sub will automatically be converted into the right to receive $9.00 per share in cash, without interest, at the effective date of the merger, which Contran intends to complete on June 10, 2013, or as soon as practical thereafter.  Stockholders of the Company other than Contran and Merger Sub will be paid for their Shares held as of the effective date of the merger promptly after the effective date of the merger and their completion of necessary applicable documentation.  Instructions for surrendering stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of the Company as of the effective date of the merger within ten calendar days following the effective date of the merger.

Subject to compliance with the applicable provisions of the DGCL, stockholders of the Company other than Contran and Merger Sub will have a statutory right to demand payment of the fair value of their Shares as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the effective date of the merger.  This value may be equal to, more than or less than the $9.00 per share consideration offered in the merger.  Instructions regarding the procedures to seek such appraisal rights will be contained in the Notice of Merger and Appraisal Rights.

Contran and Merger Sub filed on May 10, 2013 a Schedule 13E-3 with the U.S. Securities and Exchange Commission (the “Schedule 13E-3”) that describes in more detail, among other things, the purpose and principal terms of the merger, Contran’s position as to the fairness of the merger to the Company’s stockholders, other than Contran and Merger Sub, and the appraisal rights of Contran stockholders.  The disclosure in the Schedule 13E-3 is incorporated in its entirety into this Statement by reference to the Schedule 13E-3.

As described herein, Mr. Simmons, through Contran, may be deemed to control the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There is no change to the prior disclosure under this item except for the following.

The information included in Item 4 of this Statement is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended or supplemented as set forth below.

Exhibit 1.
Schedule 13E-3 regarding the Common Stock of Keystone Consolidated Industries, Inc. filed by Contran Corporation and KYCN Acquisition Corporation with the U.S. Securities and Exchange Commission (Securities Exchange Act File No. 1-3919).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 10, 2013

Contran Corporation

By:       /s/ Steven L. Watson
Steven L. Watson
President

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 10, 2013

/s/ Harold C. Simmons
Harold C. Simmons, Individually

EXHIBIT INDEX

Exhibit 1.
Schedule 13E-3 regarding the Common Stock of Keystone Consolidated Industries, Inc. filed by Contran Corporation and KYCN Acquisition Corporation with the U.S. Securities and Exchange Commission (Securities Exchange Act File No. 1-3919).